7 DAYS GROUP HOLDINGS LIMITED ENTERS INTO A DEFINITIVE AGREEMENT TO ACQUIRE HUATIAN STAR

GUANGZHOU, PRC — July 1, 2011 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days” or the “Company”), a leading economy hotel chain based in China, announced today that it has entered into a definitive agreement on July 1, 2011 (the “Agreement”) with Huatian Hotel Group Co. Ltd. (“Huatian Group”), a large hotel group incorporated in the PRC whose shares are listed on the Shenzhen stock Exchange (Stock Code: 000428), to acquire 100% ownership of Hunan Huatian Star Hotel Management Limited (“Huatian Star”) (the “Transaction”).

Pursuant to the Agreement, 7 Days agreed to acquire 100% ownership of Huatian Star for a total of RMB136 million (approximately US$21 million) in cash. Huatian Star has economy hotel operations in 12 cities in China including Changsha, Wuhan, and Zhengzhou, with 21 leased-and-operated hotels in prime locations and a total of 2,682 rooms, all of which are to be acquired by 7 Days upon completion of the Transaction.

The Transaction has been approved by the Boards of Directors of 7 Days and Huatian Group and the shareholders of Huatian Star, and is subject to customary closing conditions and regulatory approvals.

7 Days believes the Transaction will help to further expand its presence in the 12 cities which Huatian Star currently has operations and to enhance the Company’s market share in those local markets.

Upon completion of the acquisition, the Company intends to rebrand the 21 hotels currently operated by Huatian Star under the 7 Days’ brand name, and to integrate these hotels into the Company’s hotel operating system supported by its leading IT system for these hotels to better utilize the Company’s existing membership base.

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “We are pleased to announce the acquisition of the Huatian Star hotel chain, a strategic step to broaden and deepen our geographical footprint.  We have consistently focused on executing a rapid expansion strategy and we are confident that our strong organic growth will allow us to remain among the largest single brand economy hotel chains in China. Meanwhile, we are always looking for potential acquisition opportunities that complement our strategy and allow us to gain scale in specific geographic regions. Going forward, we will continue to stick to our single brand strategy as we rapidly expand our scale of operations, and we are confident in our ability to develop 7 Days into the leading economy hotel brand in China.”

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this release contain “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “intends,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about 7 Days’ beliefs and expectations, are forward-looking. These statements include, among others, statements regarding the acquisition of Huatian Star, the increases in the Company’s presence and market share in cities which Huatian Star currently operates, the integration of the Huatian Star hotels to be acquired, the Company’s view on the consolidation trend in the economy hotel industry in China, current stage of development future acquisition opportunities of the Company and the growth strategies of the Company. Actual results may vary considerably; the substantive terms of the transaction may differ from those as currently proposed and may not generate any anticipated benefits. In addition, 7 Days’ industry is highly competitive and it faces a number of risks and uncertainties, including those outlined under “Risk Factors” beginning on page 7 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 4, 2011. All information included in this press release is as of the date of this press release, and 7 Days undertakes no duty to update such information, except as required under applicable law.

Contacts:

Investor Contact:
Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712